

Investor Relations: Anjali Aggarwal
Media Relations: Ann Imes
+1 (617) 747-3300
ir@amg.com
pr@amg.com

AMG Reports Financial and Operating Results for the First Quarter of 2022

Company reports EPS of $3.44, Economic EPS of $4.65 in first quarter

▶ Affiliate BPEA to enter into strategic combination with EQT, marking a successful outcome for AMG's partnership

▶ Closed additional investment in Systematica Investments, one of the leading independent technology-driven managers globally

▶ Net Income (controlling interest) of $146 million, Economic Net Income of $190 million

▶ Adjusted EBITDA of $255 million and EEPS of $4.65 grew 3% and 9% year-over-year, respectively

▶ Demonstrated commitment to capital return, with $185 million in share repurchases

WEST PALM BEACH, FL, May 2, 2022 — Affiliated Managers Group, Inc. (NYSE: AMG) today reported its financial and operating results for the first quarter of 2022.

Jay C. Horgen, President and Chief Executive Officer of AMG, said:
"AMG reported strong results in the first quarter of 2022, with growth of 9% in Economic Earnings per Share relative to the year-ago quarter, driven by new investments, strong Affiliate performance, and share repurchases. Net client cash flows reflected ongoing strength in alternative and ESG strategies, and excluding certain quantitative strategies, were again positive for the quarter. Clients recognize that high-quality active managers are able to navigate volatile markets to deliver superior outcomes; our Affiliates are positioned to benefit in this environment, further increasing our business momentum.

"The recently announced strategic combination of BPEA with EQT marks a successful culmination of AMG's partnership with BPEA, and we are pleased that our strategic engagement enhanced the firm's ability to accomplish an outcome that will benefit all stakeholders. At the closing of the transaction, AMG will receive cash and stock valued at approximately $1 billion,* further enhancing our financial flexibility and ability to invest in secular growth areas. Earlier in the quarter, in line with our focus on growth areas, we made an additional investment in Systematica Investments, a leading liquid alternatives firm well-positioned to deliver portfolio diversification and uncorrelated investment outcomes to clients across market cycles.

"Looking ahead, the current environment presents unique opportunities for continued growth given the diversity of AMG's business, the quality of our Affiliates, and our strong and flexible capital position. As AMG's partnership approach continues to resonate strongly with the highest-quality partner-owned investment firms, we are confident in our ability to generate additional shareholder value over time through the disciplined execution of our strategy—including through investments in new and existing Affiliates, as well as our value-added strategic capabilities."

FINANCIAL HIGHLIGHTS	Three Months Ended	
(in millions, except as noted and per share data)	**3/31/2021**	**3/31/2022**
Operating Performance Measures		
AUM (at period end, in billions)	$ 738.0	$ 776.7
Average AUM (in billions)	733.6	787.3
Net client cash flows (in billions)	(7.5)	(2.2)
Aggregate fees	1,414.4	1,330.5
Financial Performance Measures		
Net income (controlling interest)	$ 149.9	$ 146.0
Earnings per share (diluted) [1]	3.41	3.44
Supplemental Performance Measures [2]		
Adjusted EBITDA (controlling interest)	$ 246.8	$ 255.3
Economic net income (controlling interest)	184.8	190.0
Economic earnings per share	4.28	4.65

For additional information on our Supplemental Performance Measures, including reconciliations to GAAP, see the Financial Tables and Notes.

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*Based on the EQT closing share price on April 29, 2022.

Capital Management

During the first quarter of 2022, the Company repurchased approximately $185 million in common stock and announced a first-quarter cash dividend of $0.01 per share of common stock, payable May 26, 2022 to stockholders of record as of the close of business on May 12, 2022.

About AMG

AMG is a leading partner to independent active investment management firms globally. AMG's strategy is to generate long-term value by investing in a diverse array of high-quality independent partner-owned firms, through a proven partnership approach, and allocating resources across AMG's unique opportunity set to the areas of highest growth and return. AMG's innovative partnership approach enables each Affiliate's management team to own significant equity in their firm while maintaining operational and investment autonomy. In addition, AMG offers its Affiliates growth capital, global distribution, and other strategic value-added capabilities, which enhance the long-term growth of these independent businesses, and enable them to align equity incentives across generations of principals to build enduring franchises. As of March 31, 2022, AMG's aggregate assets under management were approximately $777 billion across a broad range of return-oriented strategies. For more information, please visit the Company's website at www.amg.com.

Conference Call, Replay and Presentation Information

A conference call will be held with AMG's management at 8:30 a.m. Eastern time today. Parties interested in listening to the conference call should dial 1-877-407-8291 (U.S. calls) or 1-201-689-8345 (non-U.S. calls) shortly before the call begins.

The conference call will also be available for replay beginning approximately one hour after the conclusion of the call. To hear a replay of the call, please dial 1-877-660-6853 (U.S. calls) or 1-201-612-7415 (non-U.S. calls) and provide conference ID 13729438. The live call and replay of the session and a presentation highlighting the Company's performance can also be accessed via AMG's website at https://ir.amg.com/.

Financial Tables Follow

ASSETS UNDER MANAGEMENT - STATEMENT OF CHANGES *(in billions)*

BY STRATEGY - QUARTER TO DATE	Alternatives	Global Equities	U.S. Equities	Multi-Asset & Fixed Income	Total
AUM, December 31, 2021	$ 238.2	$ 277.5	$ 170.7	$ 127.4	$ 813.8
Client cash inflows and commitments	10.6	6.7	8.5	5.2	31.0
Client cash outflows	(4.5)	(13.0)	(10.4)	(5.3)	(33.2)
Net client cash flows	**6.1**	**(6.3)**	**(1.9)**	**(0.1)**	**(2.2)**
Market changes	4.0	(19.7)	(9.7)	(5.8)	(31.2)
Foreign exchange	(1.0)	(1.1)	(0.1)	0.2	(2.0)
Realizations and distributions (net)	(1.3)	—	—	(0.1)	(1.4)
Other	0.1	(0.2)	—	(0.2)	(0.3)
AUM, March 31, 2022	$ 246.1	$ 250.2	$ 159.0	$ 121.4	$ 776.7

BY CLIENT TYPE - QUARTER TO DATE	Institutional	Retail	High Net Worth	Total
AUM, December 31, 2021	$ 413.8	$ 252.5	$ 147.5	$ 813.8
Client cash inflows and commitments	12.1	12.9	6.0	31.0
Client cash outflows	(12.1)	(15.6)	(5.5)	(33.2)
Net client cash flows	**0.0**	**(2.7)**	**0.5**	**(2.2)**
Market changes	(8.3)	(15.4)	(7.5)	(31.2)
Foreign exchange	(0.9)	(1.2)	0.1	(2.0)
Realizations and distributions (net)	(1.0)	—	(0.4)	(1.4)
Other	1.3	(2.6)	1.0	(0.3)
AUM, March 31, 2022	$ 404.9	$ 230.6	$ 141.2	$ 776.7

CONSOLIDATED STATEMENTS OF INCOME

		Three Months Ended	
(in millions, except per share data)		3/31/2021	3/31/2022
Consolidated revenue		$ 559.1	$ 607.3
Consolidated expenses:			
Compensation and related expenses		246.9	255.0
Selling, general and administrative		78.8	89.4
Intangible amortization and impairments		7.5	12.6
Interest expense		27.5	29.1
Depreciation and other amortization		4.3	3.4
Other expenses (net)		13.5	5.6
Total consolidated expenses		378.5	395.1
Equity method income (net)[3]		**51.7**	**48.6**
Investment and other income		32.3	13.6
Income before income taxes		264.6	274.4
Income tax expense		50.5	55.7
Net income		**214.1**	**218.7**
Net income (non-controlling interests)		(64.2)	(72.7)
Net income (controlling interest)		$ 149.9	$ 146.0
Average shares outstanding (basic)		42.6	39.7
Average shares outstanding (diluted)		45.4	46.9
Earnings per share (basic)		$ 3.52	$ 3.68
Earnings per share (diluted)[1]		$ 3.41	$ 3.44

RECONCILIATIONS OF SUPPLEMENTAL PERFORMANCE MEASURES[2]

		Three Months Ended	
(in millions, except per share data)		3/31/2021	3/31/2022
Net income (controlling interest)		$ 149.9	$ 146.0
Intangible amortization and impairments		40.6	31.9
Intangible-related deferred taxes		8.9	15.7
Other economic items		(14.6)	(3.6)
Economic net income (controlling interest)		$ 184.8	$ 190.0
Average shares outstanding (adjusted diluted)		43.2	40.9
Economic earnings per share		$ 4.28	$ 4.65
Net income (controlling interest)		$ 149.9	$ 146.0
Interest expense		27.5	29.1
Income taxes		48.4	50.5
Intangible amortization and impairments		40.6	31.9
Other items		(19.6)	(2.2)
Adjusted EBITDA (controlling interest)		$ 246.8	$ 255.3

See Notes for additional information.

CONSOLIDATED BALANCE SHEET

	Period Ended	
(in millions)	12/31/2021	3/31/2022
Assets		
Cash and cash equivalents	$ 908.5	$ 501.0
Receivables	419.2	465.8
Investments in marketable securities	78.5	81.1
Goodwill	2,689.2	2,683.7
Acquired client relationships (net)	1,966.4	1,943.3
Equity method investments in Affiliates (net)	2,134.4	2,195.2
Fixed assets (net)	73.9	73.9
Other investments	375.2	394.1
Other assets	231.1	232.7
Total assets	**$ 8,876.4**	**$ 8,570.8**
Liabilities and Equity		
Payables and accrued liabilities	$ 789.1	$ 551.6
Debt[4]	2,490.4	2,577.9
Deferred income tax liability (net)	503.2	485.7
Other liabilities	709.2	723.6
Total liabilities	**4,491.9**	**4,338.8**
Redeemable non-controlling interests	673.9	638.8
Equity:		
Common stock	0.6	0.6
Additional paid-in capital	651.6	557.4
Accumulated other comprehensive loss	(87.9)	(93.2)
Retained earnings	4,569.5	4,719.4
	5,133.8	5,184.2
Less: treasury stock, at cost	(2,347.4)	(2,515.4)
Total stockholders' equity	**2,786.4**	**2,668.8**
Non-controlling interests	924.2	924.4
Total equity	**3,710.6**	**3,593.2**
Total liabilities and equity	**$ 8,876.4**	**$ 8,570.8**

See Notes for additional information.

Notes

(1) Earnings per share (diluted) adjusts for the dilutive effect of the potential issuance of incremental shares of our common stock.

Prior to 2022, we excluded any potential dilutive effect from possible share settlements of Redeemable non-controlling interests as we intend to settle in cash. Upon adoption of Accounting Standard Update 2020-06, Debt with Conversion and Other Options and Derivatives and Hedging - Contracts in Entity's Own Equity ("ASU 2020-06"), we must assume the settlement of all of our Redeemable non-controlling interests using the maximum number of shares permitted under our arrangements. The issuance of shares and the related income acquired are excluded from the calculation if an assumed purchase of Redeemable non-controlling interests would be anti-dilutive to diluted earnings per share.

We had junior convertible securities outstanding during the periods presented and are required to apply the if-converted method to these securities in our calculation of Earnings per share (diluted). Under the if-converted method, shares that are issuable upon conversion are deemed outstanding, regardless of whether the securities are contractually convertible into our common stock at that time. For this calculation, the interest expense (net of tax) attributable to these dilutive securities is added back to Net income (controlling interest), reflecting the assumption that the securities have been converted. Issuable shares for these securities and related interest expense are excluded from the calculation if an assumed conversion would be anti-dilutive to diluted earnings per share.

The following table provides a reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share:

	Three Months Ended	
(in millions)	3/31/2021	3/31/2022
Numerator		
Net income (controlling interest)	$ 149.9	$ 146.0
Income from hypothetical settlement of Redeemable non-controlling interests, net of taxes	—	11.7
Interest expense on junior convertible securities, net of taxes	4.7	3.8
Net income (controlling interest), as adjusted	$ 154.6	$ 161.5
Denominator		
Average shares outstanding (basic)	42.6	39.7
Effect of dilutive instruments:		
Stock options and restricted stock units	0.6	1.2
Hypothetical issuance of shares to settle Redeemable non-controlling interests	—	4.0
Junior convertible securities	2.2	2.0
Average shares outstanding (diluted)	45.4	46.9

(2) As supplemental information, we provide non-GAAP performance measures of Adjusted EBITDA (controlling interest), Economic net income (controlling interest), and Economic earnings per share. Management utilizes these non-GAAP performance measures to assess our performance before our share of certain non-cash expenses and to improve comparability between periods.

Adjusted EBITDA (controlling interest) represents our performance before our share of interest expense, income taxes, depreciation, amortization, impairments, certain Affiliate equity expenses, certain gains and losses, including on general partner and seed capital investments, certain non-income based taxes, and adjustments to our contingent payment obligations. We believe that many investors use this non-GAAP measure when assessing the financial performance of companies in the investment management industry.

Under our Economic net income (controlling interest) definition, we add to Net income (controlling interest) our share of pre-tax intangible amortization and impairments (including the portion attributable to equity method investments in Affiliates), deferred taxes related to intangible assets, and other economic items which include non-cash imputed interest (principally related to the accounting for convertible securities and contingent payment obligations), certain Affiliate equity expenses, and certain gains and losses, including on general partner and seed capital investments. Economic net income (controlling interest) is used by management and our Board of Directors as our principal performance benchmark, including as one of the measures for aligning executive compensation with stockholder value.

Economic earnings per share represents Economic net income (controlling interest) divided by the Average shares outstanding (adjusted diluted). In this calculation, we exclude the potential shares issued upon settlement of Redeemable non-controlling interests from Average shares outstanding (adjusted diluted) because we intend to settle those obligations without issuing shares, consistent with all prior Affiliate equity purchase transactions. The potential share issuance in connection with our junior convertible securities is measured using a "treasury stock" method. Under this method, only the net number of shares of common stock equal to the value of the junior convertible securities in excess of par, if any, are deemed to be outstanding. We believe the inclusion of net shares under a treasury stock method best reflects the benefit of the increase in available capital resources (which could be used to repurchase shares of common stock) that occurs when these securities are converted and we are relieved of our debt obligation.

Notes (continued)

The following table provides a reconciliation of Average shares outstanding (adjusted diluted):

(in millions)	Three Months Ended	
	3/31/2021	3/31/2022
Average shares outstanding (diluted)	45.4	46.9
Hypothetical issuance of shares to settle Redeemable non-controlling interests	—	(4.0)
Junior convertible securities	(2.2)	(2.0)
Average shares outstanding (adjusted diluted)	43.2	40.9

These non-GAAP performance measures are provided in addition to, but not as a substitute for, Net income (controlling interest), Earnings per share, or other GAAP performance measures. For additional information on our non-GAAP measures, see our Annual and Quarterly Reports on Form 10-K and 10-Q, respectively, which are accessible on the SEC's website at www.sec.gov.

(3) The following table presents equity method earnings and equity method intangible amortization and impairments, which in aggregate form Equity method income (net):

(in millions)	Three Months Ended	
	3/31/2021	3/31/2022
Equity method earnings	$ 86.9	$ 71.9
Equity method intangible amortization	(35.2)	(23.3)
Equity method intangible impairments	—	—
Equity method income (net)	$ 51.7	$ 48.6

(4) Effective January 1, 2022, the Company adopted ASU 2020-06, which impacted the treatment of our junior convertible securities. The adoption resulted in increases in Debt and beginning Retained earnings of $101.5 million and $4.5 million, respectively, and decreases in Additional paid-in-capital and Deferred income tax liability (net) of $80.6 million and $25.4 million, respectively.

Forward-Looking Statements and Other Matters

Certain matters discussed in this press release may constitute forward-looking statements within the meaning of the federal securities laws. These statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, and other non-historical statements. You can identify these forward-looking statements by the use of words such as "outlook," "guidance," "believes," "expects," "potential," "preliminary," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "projects," "positioned," "prospects," "intends," "plans," "estimates," "pending investments," "anticipates," or the negative version of these words or other comparable words. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including changes in the securities or financial markets or in general economic conditions, pandemics and related changes in the global economy, capital markets and the asset management industry, the availability of equity and debt financing, competition for acquisitions of interests in investment management firms, uncertainties relating to closing of pending investments or transactions and potential changes in the anticipated benefits thereof, the investment performance and growth rates of our Affiliates and their ability to effectively market their investment strategies, the mix of Affiliate contributions to our earnings, and other risks, uncertainties, and assumptions, including those described under the section entitled "Risk Factors" in our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Such factors may be updated from time to time in our periodic filings with the SEC. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments, or otherwise, except as required by applicable law.

From time to time, AMG may use its website as a distribution channel of material Company information. AMG routinely posts financial and other important information regarding the Company in the Investor Relations section of its website at www.amg.com and encourages investors to consult that section regularly.